UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Director

Ms. Belinda Wang resigned from the board of directors of AutoNavi Holdings Limited (the “Company”) and thus the audit committee of the board of directors, effective November 15, 2013, due to personal reasons. Ms. Wang did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

After Ms. Wang’s departure, the Company’s board of directors will consist of eight members, and the audit committee will consist of two independent directors.

Other Events

On November 19, 2013, the Company issued a press release announcing its unaudited financial results for the third quarter ended September 30, 2013. A copy of the press release making the announcement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

	By	:	/s/ Ji Ma
	Name:	:	Ji Ma
	Title:	:	Chief Financial Officer

Date: November 20, 2013

Exhibit Index

Exhibit 99.1—Press Release